SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

METAVANTE TECHNOLOGIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
591407101
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:
ANDREW R. BROWNSTEIN, ESQ.
IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000
November 1, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	591407101	13D	Page	2	of	19

1	NAME OF REPORTING PERSONS WPM, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 68-0659794

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	591407101	13D	Page	3	of	19

1	NAME OF REPORTING PERSONS WPM, GP, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 83-0497418

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	591407101	13D	Page	4	of	19

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity IX, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 20-2975990

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	591407101	13D	Page	5	of	19

1	NAME OF REPORTING PERSONS Warburg Pincus IX LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 20-2975945

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	591407101	13D	Page	6	of	19

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	591407101	13D	Page	7	of	19

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	591407101	13D	Page	8	of	19

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	591407101	13D	Page	9	of	19

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	591407101	13D	Page	10	of	19

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,732,214

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,732,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,732,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	591407101	13D	Page	11	of	19

     Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Metavante Technologies, Inc. (the “Common Stock”), a Wisconsin corporation formerly named Metavante Holding Company (“Metavante Technologies”). The principal executive offices of Metavante Technologies are located at 4900 West Brown Deer Road, Milwaukee, Wisconsin 53223.
Item 2. Identity and Background
(a) This Statement is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached hereto as Exhibit 1.
(b) The address of the principal business and principal office of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The general partners of WP, the members and managing directors of WP LLC, the executive officers of WPM GP, and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.
(c) The principal business of WPM is to make and hold an equity investment in Metavante Technologies (see Item 4 hereto). The principal business of WPM GP is acting as general partner of WPM. The principal business of WP IX is that of making private equity and related investments. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP IX. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP, the members and managing directors of WP LLC and the executive officers of WPM GP is set forth on Schedule I hereto, which is incorporated herein by reference.
(d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting

CUSIP No.	591407101	13D	Page	12	of	19
Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) WPM, WPM GP and WP IX are organized under the laws of Delaware. WP IX LLC, WP Partners, WP and WP LLC are organized under the laws of New York. Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The aggregate purchase price for the 29,732,214 shares of Common Stock acquired by WPM was $625,000,000. WPM obtained its funds from a capital contribution from WP IX.
     The above mentioned shares of Common Stock automatically converted on a one-for-one basis from shares of Metavante Technologies’ Class A common stock, par value $0.01 per share (the “Class A Common Stock”), that were initially issued and sold to WPM. Descriptions of the investment by WPM, the Class A Common Stock and its conversion into Common Stock are included in the proxy statement/prospectus—information statement (the “Prospectus”) included as part of the Registration Statement on Form S-4, as amended (File No. 333-143143), of Metavante Technologies filed with the Securities Exchange Commission (the “SEC”) and in Item 4 hereto.
Item 4. Purpose of the Transaction
     The purchase by WPM of the Class A Common Stock was effected because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Reporting Persons from time to time may decide to increase or decrease their investment in Metavante Technologies by purchasing shares of Common Stock or other capital stock of Metavante Technologies in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Metavante Technologies’ capital stock, subsequent developments affecting Metavante Technologies, Metavante Technologies’ business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax consideration and other factors considered relevant.
     On April 3, 2007, WPM entered into an Investment Agreement (the “Investment Agreement”) with M&I LLC (formerly known as Marshall & Ilsley Corporation (“Old M&I”)) (“MI LLC”), Metavante Corporation (“Metavante”), Metavante Technologies, and Montana Merger Sub Inc. (“Merger Sub”). Pursuant to the terms of the Investment Agreement, on November 1, 2007, the date of the closing, (i) WPM purchased 29,732,214 shares of Class A Common Stock for an aggregate purchase price of $625,000,000, (ii) Metavante Technologies and WPM entered into a Stock Purchase Right Agreement (the “Stock Purchase Right Agreement”), and (iii) Metavante Technologies and WPM entered into a Shareholders Agreement (the “Shareholders Agreement”).
     The following summary of the Investment Agreement, Shareholders Agreement and the Stock Purchase Right Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 3 and 4 hereto, respectively, and which are incorporated herein by reference.

CUSIP No.	591407101	13D	Page	13	of	19
Investment Agreement
     Pursuant to the Investment Agreement and the transactions and transaction documents contemplated thereby, Old M&I and Metavante were split into two independent public companies, Marshall & Ilsley Corporation (“Marshall & Ilsley”) and Metavante Technologies, and WPM paid Metavante Technologies $625,000,000 for newly issued shares of Class A Common Stock, which converted automatically into shares of Common Stock at 12:01 a.m., Eastern Daylight Time, on November 2, 2007, and which shares of Common Stock represented approximately 25% of the Common Stock. The shareholders of Old M&I received the remaining 75% of the Common Stock. Except for WPM, holders of shares of Common Stock (i.e., former holders of shares of Old M&I common stock prior to the transactions contemplated by the Investment Agreement) as of the record date established therefor received three shares of Marshall & Ilsley common stock for each share of Common Stock held (the “Share Distribution”) and retained their shares of Common Stock. The Class A Common Stock acquired by WPM was not entitled to receive shares of Marshall & Ilsley common stock in the Share Distribution. As a result of the transactions, Marshall & Ilsley now owns and operates Old M&I’s banking business and Metavante Technologies now owns and operates Old M&I’s Metavante business.
     The Investment Agreement also provided for the manner of allocation of fees and expenses between the parties, certain governance matters in respect of the size and composition of the board of directors of Metavante Technologies, and the entry between Metavante Technologies and WPM into the Stock Purchase Right Agreement and the Shareholders Agreement.
Shareholders Agreement
     As noted above, on November 1, 2007, Metavante Technologies and WPM entered into the Shareholders Agreement.
     Pursuant to the Shareholders Agreement, following the 2008 annual meeting of Metavante Technologies and until the earlier of (i) the date on which the Investor Percentage Interest (as defined in the Shareholder Agreement) is less than 7.5% and the fair market value of the shares of Common Stock held by WPM and/or its affiliates is less than $150,000,000, (ii) ten years after the closing of the transactions or (iii) the termination of the Shareholders Agreement, WPM will have the right to designate for nomination and election, the following number of directors: (A) so long as the Investor Percentage Interest equals or exceeds 17.5%, WPM shall have the right to nominate three directors; (B) if the Investor Percentage Interest is less than 17.5% but equals or exceeds 7.5%, WPM shall have the right to nominate two directors; (C) if the Investor Percentage Interest is less than 7.5% but the fair market value of the shares of Common Stock held by WPM and/or its affiliates equals or exceeds $150,000,000, WPM shall have the right to nominate one director; and (D) if the Investor Percentage Interest is less than 7.5% and the fair market value of the shares of Common Stock held by WPM and/or its affiliates is less than $150,000,000, WPM shall not have the right to nominate any directors.
     The Shareholders Agreement provides that the board of directors of Metavante Technologies will have three standing committees, an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the committees will be composed of three members, at least one of whom, to the extent permissible by law and the rules of the New York Stock Exchange (“NYSE”), will be a WPM designee. The Shareholders Agreement provides that the chairman of the compensation committee shall be a WPM designee. All of the members of each committee are required to be independent under the rules of the NYSE.
     In addition, pursuant to the Shareholders Agreement, WPM has agreed to certain restrictions on its ability

CUSIP No.	591407101	13D	Page	14	of	19
to purchase additional shares of Common Stock or otherwise control Metavante Technologies, including an agreement not to acquire any additional Common Stock if such purchase would result in an Investor Percentage Interest in excess of 40%. These restrictions terminate on the earliest of (i) the two year anniversary of the closing date, (ii) the date on which any WPM designee that WPM is entitled to designate is not elected to the board of directors of Metavante Technologies and is not otherwise appointed to the board of directors, and (iii) the date of a change of control of Metavante Technologies. In addition, these restrictions do not apply at any time after (A) the board of directors resolves to pursue a transaction that is contemplated to result in a change of control of Metavante Technologies or (B) the board of directors approves, recommends or accepts a transaction that would result in a change of control proposed by any person other than WPM. These restrictions, however, become operative again once the board of directors (1) resolves not to pursue any such transaction or (2) rejects or announces that it has withdrawn its recommendation of any such transaction.
     WPM further agreed in the Shareholders Agreement not to (i) sell its shares of Common Stock for a period of one year after the closing of the transactions and (ii) from the first anniversary of the closing to the second anniversary of the closing, sell its shares of Common Stock if such sales would result in an Investor Percentage Interest of less than 17.5%, in each case, subject to certain exceptions.
     The Shareholders Agreement provides for demand registration rights for WPM that will require Metavante Technologies to, upon the request of WPM, register its shares of Common Stock with the SEC and permit WPM to sell such registered shares of Common Stock to the public, subject to specified conditions and a maximum of four such demand registrations. Furthermore, pursuant to the Shareholders Agreement, if Metavante Technologies proposes to register any of its securities on a form that may include registerable shares held by WPM, WPM will have the right to request that all or any part of its registrable shares be included in the registration, subject to specified conditions.
     In addition to certain supermajority approval provisions, the Shareholders Agreement provides that until the Investor Percentage Interest is less than 10% of Metavante Technologies, if Metavante Technologies makes an offering of Common Stock or securities convertible into Common Stock solely for cash (other than offerings related to employee benefits plans or in connection with a merger or acquisition), WPM will have the right to acquire from Metavante Technologies for the same price and on the same terms as such securities are proposed to be offered to others, in the aggregate up to the amount of securities required to enable it to maintain its current percentage of ownership.
     The Shareholders Agreement will terminate upon the earlier of: (i) its termination by the consent of all the parties to the Shareholders Agreement (with the consent of a majority of the independent directors of Metavante Technologies who are not WPM designees); (ii) the date on which WPM or its affiliates cease to hold any shares of registerable securities of Common Stock (except for those provisions that terminate as of a date specified in such provisions, which provisions shall terminate in accordance with the terms thereof); and (iii) the dissolution, liquidation or winding up of Metavante Technologies.
Stock Purchase Right Agreement
     As provided in the Investment Agreement, on November 1, 2007, Metavante Technologies and WPM entered into the Stock Purchase Right Agreement, giving WPM the right to purchase shares of Common Stock if employee stock options that were outstanding immediately following the Share Distribution are exercised after the Share Distribution. The Stock Purchase Right Agreement allows WPM to maintain its 25% interest in the Common Stock following the closing of the transactions notwithstanding the exercise of certain employee

CUSIP No.	591407101	13D	Page	15	of	19
options outstanding at the time of closing.
     Pursuant to the terms of the Stock Purchase Right Agreement, subject to certain conditions, the total number of shares that may be purchased by WPM under the agreement will equal one-third of the aggregate number of shares of Common Stock that may be issued under specified Metavante Technologies employee options outstanding at the time of closing. Subject to the terms of the Stock Purchase Right Agreement, the stock purchase right may generally be exercised quarterly for one-third of the number of shares of Common Stock issued pursuant to such employee options during the preceding quarter, and the number of shares subject to the stock purchase right will be reduced by one-third of the number of shares subject to such employee options that expired unexercised in the preceding quarter. The Stock Purchase Right Agreement contains provisions allowing WPM to exercise a portion of its stock purchase rights in connection with certain transfers of shares of Common Stock held by WPM.
Additional Disclosure
     Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Metavante Technologies, or the disposition of securities of Metavante Technologies; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Metavante Technologies or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Metavante Technologies or any of its subsidiaries; (d) any change in the present board of directors or management of Metavante Technologies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Metavante Technologies; (f) any other material change in Metavante Technologies’ business or corporate structure; (g) any changes in Metavante Technologies’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Metavante Technologies by any person; (h) causing a class of securities of Metavante Technologies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Metavante Technologies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) WPM is the direct beneficial owner of 29,732,214 shares of Common Stock, representing approximately 25% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of October 31, 2007). Due to their respective relationships with WPM and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 29,732,214 shares of Common Stock. Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock in which WPM has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WPM has beneficial ownership.
(b) See Item 5(a) above.
(c) On November 1, 2007, WPM acquired 29,732,214 shares of Class A Common Stock for an aggregate purchase price of $625,000,000. At 12:01 a.m., Eastern Daylight Time, on November 2, 2007, each share of

CUSIP No.	591407101	13D	Page	16	of	19
Class A Common Stock converted automatically into one share of Common Stock. Descriptions of the investment by WPM and of the Class A Common Stock and its conversion into Common Stock are included in the Prospectus and Item 4 hereto.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 7, 2007, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     The responses set forth in Item 4 hereof are incorporated by reference in their entirety.
     Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Metavante Technologies.
Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of November 7, 2007, by and among WPM, L.P., WPM GP, LLC, Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

Exhibit 2	Investment Agreement, dated as of April 3, 2007, among M&I LLC (formerly known as Marshall & Ilsley Corporation), Metavante Corporation, Metavante Technologies, Inc. (formerly known as Metavante Holding Company), Montana Merger Sub Inc., and WPM, L.P.

Exhibit 3	Shareholders Agreement, dated as of November 1, 2007, among Metavante Technologies, Inc. (formerly known as Metavante Holding Company) and WPM, L.P.

Exhibit 4	Stock Purchase Right Agreement, dated as of November 1, 2007, among Metavante Technologies, Inc. (formerly known as Metavante Holding Company) and WPM, L.P.

CUSIP No.	591407101	13D	Page	17	of	19
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated November 7, 2007

WPM, L.P.

By:	WPM GP, LLC, its general partner

By:
Name: Scott A. Arenare
Title: Managing Director and Secretary

WPM GP, LLC

By:
Name: Scott A. Arenare Title: Managing Director and Secretary

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its general partner

By:	Warburg Pincus Partners, LLC, its general partner

By:	Warburg Pincus & Co., its managing member

By:
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

By:	Warburg Pincus Partners, LLC, its general partner

By:	Warburg Pincus & Co., its managing member

By:
Name: Scott A. Arenare Title: Partner

CUSIP No.	591407101	13D	Page	18	of	19

WARBURG PINCUS & CO.

By:
Name: Scott A. Arenare Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its managing member

By:
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:
Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

CUSIP No.	591407101	13D	Page	19	of	19
INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of November 7, 2007, by and among WPM, L.P., WPM GP, LLC, Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

Exhibit 2	Investment Agreement, dated as of April 3, 2007, among M&I LLC (formerly known as Marshall & Ilsley Corporation), Metavante Corporation, Metavante Technologies, Inc. (formerly known as Metavante Holding Company), Montana Merger Sub Inc., and WPM, L.P.

Exhibit 3	Shareholders Agreement, dated as of November 1, 2007, among Metavante Technologies, Inc. (formerly known as Metavante Holding Company) and WPM, L.P.

Exhibit 4	Stock Purchase Right Agreement, dated as of November 1, 2007, among Metavante Technologies, Inc. (formerly known as Metavante Holding Company) and WPM, L.P.

SCHEDULE I
     Set forth below are the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”), members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”) and executive officers of WPM GP, LLC (“WPM GP”). WPM GP, WP and WP LLC are hereinafter collectively referred to as the “Reporting Entities”. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC; Managing Director and Secretary of WPM GP
David Barr	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC; Managing Director and Treasurer of WPM GP
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
David W. Dorman	Partner of WP; Member and Senior Advisor of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Sidney Lapidus	Partner of WP; Member and Senior Advisor of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC; Managing Director of WPM GP
Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Stan Raatz	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
WP & Co. Partners, L.P.**
Warburg Pincus Principal Partnership, L.P.***
Warburg Pincus Real Estate Principal Partnership, L.P.***
Warburg Pincus 2006 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP; Managing Director and Secretary of WPM GP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Stephen John Coates (2)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP; Managing Director and Treasurer of WPM GP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
David W. Dorman	Member and Senior Advisor of WP LLC; Partner of WP
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (3)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Sidney Lapidus	Member and Senior Advisor of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Nicholas J. Lowcock (2)	Member and Managing Director of WP LLC
Niten Malhan (3)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP; Managing Director of WPM GP
Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (3)	Member and Managing Director of WP LLC
Stan Raatz	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (4)	Member and Managing Director of WP LLC
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (2)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (2)	Member and Managing Director of WP LLC
Jeremy S. Young (2)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of India

(4)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

EXECUTIVE OFFICERS OF WPM GP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WPM GP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Managing Director and Secretary of WPM GP; Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Managing Director and Treasurer of WPM GP; Member and Managing Director of WP LLC; Partner of WP
James Neary	Managing Director of WPM GP; Member and Managing Director of WP LLC; Partner of WP
As of November 1, 2007